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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15



             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934

                          Commission File No. 001-7859

                                IRT Partners L.P.
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             (Exact name of registrant as specified in its charter)

                           1696 NE Miami Gardens Drive
                        North Miami Beach, Florida 33179
                                 (305) 947-1664
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     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

          Guarantees of the following indebtedness of Equity One, Inc.:
                   $75,000,000 of 7.25% Senior Notes due 2007*
            $50,000,000 of 7.77% of Fixed Rate Senior Notes due 2006*
              $25,000,000 of 7.84 Fixed Rate Senior Notes due 2012*
                   $200,000,000 of 3.875 Senior Notes due 2009
                * As successor by merger to IRT Property Company
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            (Title of each class of securities covered by this Form)


                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)   [ ]                   Rule 12h-3(b)(1)(ii)  [ ]
   Rule 12g-4(a)(1)(ii)  [ ]                   Rule 12h-3(b)(2)(i)   [ ]
   Rule 12g-4(a)(2)(i)   [ ]                   Rule 12h-3(b)(2)(ii)  [ ]
   Rule 12g-4(a)(2)(ii)  [ ]                   Rule 15d-6            [ ]
   Rule 12h-3(b)(1)(i)   [X]

       Approximate number of holders of record as of the certification or notice date: 55

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     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, IRT
Partners, L.P. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

                                       IRT PARTNERS L.P.,

                                       By: Equity One, Inc., as general partner



Dated:  November 2, 2004               By: /s/ Howard M. Sipzner
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                                                Howard M. Sipzner
                                                Executive Vice President,
                                                Chief Financial Officer